Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited First Quarter 2025 Financial Results

Hong Kong, May 21, 2025 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended March 31, 2025.

First Quarter 2025 Financial Highlights

●	Total revenues were US$18.7 million, representing an increase of 3.4% from US$18.1 million in the first quarter of 2024.

●	Gross profit was US$9.7 million, representing a decrease of 3.1% from US$10.0 million in the first quarter of 2024.

●	Loss from operations was US$0.5 million, compared to an income from operations of US$0.5 million in the first quarter of 2024.

●	Net loss was US$0.6 million, compared to a net income of US$0.4 million in the first quarter of 2024.

●	Adjusted net income (non-GAAP) was US$0.4 million, compared to US$1.3 million in the first quarter of 2024.

●	Adjusted EBITDA (non-GAAP) was US$1.4 million, compared to US$1.7 million in the first quarter of 2024.

First Quarter 2025 Operational Highlights

●	Total data consumed in the first quarter through the Company’s platform was 43,179 terabytes (6,711 terabytes procured by the Company and 36,468 terabytes procured by our business partners), representing a decrease of 0.1% from 43,208 terabytes in the first quarter of 2024.

●	Average daily active terminals in the first quarter were 308,863(17,803 owned by the Company and 291,060 not owned by the Company), representing a decrease of 0.3% from 309,906 in the first quarter of 2024. The average daily active terminals in the first quarter comprised 296,597 from GlocalMe mobile/fixed broadband business, 621 from GlocalMe Life business, 5,219 from GlocalMe SIM business and 6,426 from GlocalMe IoT business, compared to 308,375, 201, 829 and 501, respectively, in the first quarter of 2024. As a proportion of daily active terminals, 56.2% were from uCloudlink 1.0 international data connectivity services and 43.8% were from uCloudlink 2.0 local data connectivity services during the first quarter of 2025. Average daily data usage per terminal was 1.59 GB in March 2025.

●	As of March 31, 2025, the Company had served 2,878 business partners in 63 countries and regions. The Company had 183 patents with 169 approved and 14 pending approval, while the pool of SIM cards was from 391 MNOs globally as of March 31, 2025.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “We kicked off 2025 with a solid performance as our expanding GlocalMe ecosystem continues to gain traction and build momentum. Total revenues during the quarter were US$18.7 million, in-line with guidance, representing an increase of 3.4% year-over-year. Our financial position remains solid, with adjusted net income of US$0.4 million and net cash inflow from operations of US$0.2 million. Our 1.0 international data connectivity services business continued to grow, with full-speed 5G network coverage increasing to 80 countries and regions, further expanding our market share and strengthening our leading market position.”

“A notable highlight during the quarter was the showcasing of our newest innovative solutions for people, Internet of Things (IoT) and pets at MWC Barcelona 2025. PetPhone, the world’s first artificial intelligence (AI) powered smartphone for pets, offers fun pet interactions, community engagement, and improved safety and health monitoring with 6-tech global positioning. eSIM Trio represents a revolutionary leap in SIM technology by combining OTA SIM, eSIM, and CloudSIM technologies into a single seamless solution, eliminating the need for expensive international roaming while delivering reliable, high-speed connectivity across devices. Our CloudSIM Kit all-in-one IoT solution overcomes network congestion challenges by intelligently selecting and dynamically switching between full-speed 4G and 5G connections across multiple carriers globally. MeowGo G50 Max is our next-generation mobile Wi-Fi hotspot, with AI-driven Sky-to-Ground connectivity. These innovative solutions will drive growth and expand the visibility and exposure of our broader GlocalMe solutions with strong interest from consumers, global operators, enterprise customers, and business partners. We are currently in advanced commercial discussions with multiple major operators worldwide, with several partnerships expected to be finalized in the coming months. Each of these solutions will be commercially launched from May to June 2025 with scaled production expected to begin in the third quarter. Commercial application of our GlocalMe IoT solutions continues to scale as they are increasingly adopted by China’s thriving automotive manufacturers for use in their infotainment systems. We also continue to develop industry-wide partnerships for their application in the security camera, dashboard camera, and other related high-growth sectors.”

“With our expanding product portfolio, deepening partnerships, application of AI, and accelerating adoption of our IoT solutions, we are confident in our ability to drive growth throughout the remainder of the year. We are making clear progress in scaling up our user base and diversifying our revenue streams to a mix of value-added services and mobile data traffic solutions. We believe these measures will better reflect the direction our business is headed in and provide investors with a clearer understanding of the strategic progress we are making in building a comprehensive global mobile data traffic sharing marketplace.”

First Quarter 2025 Financial Results

Revenues

Total Revenues were US$18.7 million, representing an increase of 3.4% from US$18.1 million in the same period of 2024.

●	Revenues from services were US$14.2 million, representing an increase of 4.9% from US$13.5 million in the same period of 2024. This increase was primarily attributable to the increase in revenues from international data connectivity services.

●	Revenues from data connectivity services were US$11.2 million, representing an increase of 4.7% from US$10.7 million in the same period of 2024. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$9.7 million in the first quarter of 2025 from US$9.0 million in the same period of 2024, as a result of the continual recovery of international travel, which was partially offset by a decrease in revenues from local data connectivity services to US$1.5 million in the first quarter of 2025 from US$1.7 million in the same period of 2024.

●	Revenues from PaaS and SaaS services were US$2.7 million, representing an increase of 2.8% from US$2.6 million in the same period of 2024.

●	Revenues from sales of products were US$4.5 million, representing a decrease of 0.9% from US$4.6 million in the same period of 2024, primarily due to a decrease of US$0.9 million in sales of data related products, which was partially offset by an increase of US$0.9 million in sales of terminals.

●	Geographic Distribution

During the first quarter of 2025, as a percentage of our total revenues, Japan contributed 40.4%, Mainland China contributed 31.2%, North America contributed 12.9%, and other countries and regions contributed the remaining 15.5%, compared to 40.9%, 25.3%, 16.8% and 17.0%, respectively, in the first quarter of 2024.

Cost of Revenues

Cost of revenues was US$9.0 million, representing an increase of 11.5% from US$8.1 million in the same period of 2024. This increase was attributable to the increase in cost of services, which was partially offset by the decrease in cost of products sold.

●	Cost of services was US$6.1 million, representing an increase of 28.1% from US$4.7 million in the same period of 2024. This increase was mainly attributable to the increasing rental use of 5G Wi-Fi terminals for international data connectivity services in Mainland China.

●	Cost of products sold was US$2.9 million, representing a decrease of 11.7% from US$3.4 million in the same period of 2024.

Gross Profit

Overall gross profit was US$9.7 million, compared to US$10.0 million in the same period of 2024. Overall gross margin was 51.7% in the first quarter of 2025, compared to 55.2% in the same period of 2024.

Gross profit on services was US$8.1 million, compared to US$8.8 million in the same period of 2024. Gross margin on services was 57.3% in the first quarter of 2025, compared to 65.0% in the same period of 2024.

Gross profit on sales of products was US$1.6 million, compared to US$1.2 million in the same period of 2024. Gross margin on sales of products was 34.3% in the first quarter of 2025, compared to 26.2% in the same period of 2024.

Operating Expenses

Total operating expenses were US$10.2 million, compared to US$9.0 million in the same period of 2024.

●	Research and development expenses were US$1.4 million, representing a decrease of 5.3% from US$1.5 million in the same period of 2024.

●	Sales and marketing expenses were US$5.7 million, representing an increase of 40.6% from US$4.1 million in the same period of 2024. This increase was primarily due to increases of US$0.8 million in promotion fees, US$0.3 million in service fees, US$0.2 million in employee benefit expenses and US$0.2 million in exhibition expenses.

●	General and administrative expenses were US$3.1 million, representing a decrease of 7.3% from US$3.4 million in the same period of 2024. This decrease was primarily attributable to decreases of US$0.5 million in professional service fees, US$0.3 million in testing fees and US$0.1 million in share-based compensation expenses, which was partially offset by an increase of US$0.8 million in bad debt provisions.

Loss/Income from Operations

Loss from operations was US$0.5 million, compared to an income from operations of US$0.5 million in the same period of 2024.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$1.4 million, compared to US$1.7 million in the same period of 2024.

Net Interest Expenses

Net interest expenses were US$0.05 million, compared to US$0.04 million in the same period of 2024.

Net Loss/Income

Net loss was US$0.6 million, compared to a net income of US$0.4 million in the same period of 2024.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$0.4 million, compared to US$1.3 million in the same period of 2024.

Basic and Diluted Loss/Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.02 in the first quarter of 2025, compared to basic and diluted earnings per ADS of US$0.01 in the same period of 2024.

Cash and Cash Equivalents

As of March 31, 2025, the Company had cash and cash equivalents of US$31.1 million, compared to US$30.1 million as of December 31, 2024. The increase was primarily attributable to a net inflow of US$0.2 million from operations and proceeds of US$1.3 million from bank borrowings, which were partially offset by US$0.3 million in capital expenditure and repayments of US$0.3 million for bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.3 million compared to US$0.6 million in the same period of 2024.

Business Outlook

For the second quarter of 2025, UCLOUDLINK expects total revenues to be between US$23.0 million and US$25.0 million, representing an increase of 2.7% to 11.6% compared to the same period of 2024.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, May 21, 2025 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until May 28, 2025 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	8953824

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of March 31,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	30,057	31,075
Accounts receivable, net	7,880	6,098
Inventories	1,312	2,338
Prepayments and other current assets	5,637	5,290
Other investments	8,703	7,975
Amounts due from related parties	1,971	1,573
Total current assets	55,560	54,349
Non-current assets
Long-term investments	2,011	2,012
Property and equipment, net	4,025	3,496
Right-of-use assets, net	2,876	2,408
Intangible assets, net	507	474
Total non-current assets	9,419	8,390
TOTAL ASSETS	64,979	62,739

LIABILITIES
Current liabilities
Short term borrowings	6,956	7,941
Accrued expenses and other liabilities	25,169	23,094
Accounts payable	7,445	6,934
Amounts due to related parties	49	-
Contract liabilities	709	941
Operating lease liabilities	1,853	1,788
Total current liabilities	42,181	40,698
Non-current liabilities
Operating lease liabilities	1,088	642
Other non-current liabilities	87	73
Total non-current liabilities	1,175	715
TOTAL LIABILITIES	43,356	41,413

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	241,378	241,707
Accumulated other comprehensive income	2,234	2,222
Accumulated losses	(222,008)	(222,622)
TOTAL SHAREHOLDERS’ EQUITY	21,623	21,326
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,979	62,739

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended
	March 31, 2024	March 31, 2025
Revenues	18,128	18,749
Revenues from services	13,537	14,199
Sales of products	4,591	4,550
Cost of revenues	(8,125)	(9,059)
Cost of services	(4,739)	(6,070)
Cost of products sold	(3,386)	(2,989)
Gross profit	10,003	9,690
Research and development expenses	(1,477)	(1,399)
Sales and marketing expenses	(4,050)	(5,693)
General and administrative expenses	(3,389)	(3,140)
Other (expense)/income, net	(576)	70
Income/(loss) from operations	511	(472)
Interest income	13	5
Interest expenses	(56)	(57)
Income/(loss) before income tax	468	(524)
Income tax expenses	(21)	(87)
Share of loss in equity method investment, net of tax	(17)	(3)
Net income/(loss)	430	(614)
Attributable to:
Equity holders of the Company	430	(614)

Earnings/(loss) per share for Class A and Class B ordinary shares
Basic	0.00	(0.00)
Diluted	0.00	(0.00)

Earnings/(loss) per ADS (10 Class A shares equal to 1 ADS)
Basic	0.01	(0.02)
Diluted	0.01	(0.02)

Shares used in earnings/loss per Class A and Class B ordinary share computation:
Basic	374,771,808	376,228,536
Diluted	374,771,808	376,228,536

Net income/(loss)	430	(614)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	218	(12)
Total comprehensive income/(loss)	648	(626)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended
	March 31, 2024	March 31, 2025
Net cash generated from operating activities	1,939	236
Net cash used in investing activities	(587)	(350)
Net cash generated from financing activities	180	976
Increase in cash and cash equivalents	1,532	862
Cash and cash equivalents at beginning of the period	23,371	30,057
Effect of exchange rates on cash and cash equivalents	(199)	156
Cash and cash equivalents at end of the period	24,704	31,075

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended
	March 31, 2024	March 31, 2025
Reconciliation of Net Income/(Loss) to Adjusted Net Income
Net income/(loss)	430	(614)
Add: share-based compensation	429	329
fair value loss in other investments	401	729
share of loss in equity method investment, net of tax	17	3
Adjusted net income	1,277	447

	For the three months ended
	March 31, 2024	March 31, 2025
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
Net income/(loss)	430	(614)
Add:
Interest expense	56	57
Income tax expenses	21	87
Depreciation and amortization	385	773
EBITDA	892	303
Add: share-based compensation	429	329
fair value loss in other investments	401	729
share of loss in equity method investment, net of tax	17	3
Adjusted EBITDA	1,739	1,364